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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               MEDUSA CORPORATION
                                (Name of Issuer)

                                 ---------------

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)


                                   585072 03 9
                                 (CUSIP Number)

                                 ---------------

                               Medusa Corporation.
                              3008 Monticello Blvd.
                          Cleveland Heights, Ohio 44118
                                 (216) 371-4000

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 ---------------

                                 March 17, 1998
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement
                on Schedule 13G to report this acquisition which
                   is the subject of this Schedule 13D, and is
                      filing this Schedule because of Rule
                               13d-1(b)(3) or (4),
                          check the following box: [ ].

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
              Securities Exchange Act of 1934 ("Act") or otherwise
                  subject to the liabilities of that section of
                       the Act but shall be subject to all
                      other provisions of the Act (however,
                                 see the Notes).

                                 ---------------



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CUSIP NO.:  585072 03 9
          --------------
                                  SCHEDULE 13D
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      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Southdown, Inc.
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS
              OO
              This statement is being filed as the result of the receipt by the Reporting Person of irrevocable proxies executed in connection with an Agreement and Plan of Merger and does not relate to the purchase of securities.
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [  ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Louisiana
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      7       Sole Voting Power

              979,766
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      8       SHARED VOTING POWER

              0
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      9       SOLE DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              979,766 -- See Item 5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*

              [     ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.8% -- See Item 5
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

               CO
===============================================================================
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                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, without par value per share of Medusa Corporation, an Ohio corporation ("Medusa"). The principal executive offices of Medusa are located at 3009 Monticello Blvd., Cleveland Heights, Ohio 44118.

Item 2.  Identity and Background.

         (a) This Statement is filed by Southdown, Inc., a Louisiana corporation ("Southdown"), by virtue of the relationship created by the irrevocable proxies executed by certain of the directors and executive officers of Medusa in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated March 17, 1998 between Medusa, Southdown, and Bedrock Merger Corp. ("Subcorp"), an Ohio corporation and wholly owned subsidiary of Southdown (the "Merger").

         (b) Southdown, Inc. is a Louisiana corporation whose business address is 1200 Smith Street, Suite 2400, Houston, Texas 77002-4486.

         (c) Southdown, Inc. is one of the leading cement and ready-mixed concrete companies in the United States. Each of the officers and directors of Southdown and each officers' and directors' address are listed on the attached Appendix A (the "Officers and Directors").

         (d) Neither the Reporting Person, nor its Officers and Directors, have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither the Reporting Person, nor its Officers and Directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of the execution of irrevocable proxies executed by certain directors and executive officers of Medusa in connection with the Merger Agreement and does not relate to the purchase of securities.



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Item 4. Purpose of Transaction.

         On March 17, 1998, Medusa, Southdown and Subcorp entered into the Merger Agreement, a copy of which is attached hereto and made a part hereof as Exhibit A. The Merger Agreement provides, among other things, for the merger of Subcorp with and into Medusa (the "Merger"), with Medusa as the surviving corporation (the "Surviving Corporation"). Under the terms of the Merger Agreement, which is subject to majority shareholder approval and regulatory review, the outstanding shares of Medusa will be converted into the right to receive .88 shares of common stock, $1.25 par value, of Southdown. The merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Ohio or at such later time as is specified in the certificate of Merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Medusa and Sub, all as provided under Ohio Law. The Merger is subject to customary conditions, including the approval and adoption of the Merger Agreement by the shareholders of Medusa.

         In connection with the Merger Agreement, all directors and executive officers of Medusa (other than Mone Anathan III and Jean Gaulin) ("Medusa Management") also entered into a letter agreement with Southdown, dated as of March 17, 1998, granting an irrevocable proxy to Clarence C. Comer, Director, President and Chief Executive Officer of Southdown and Patrick S. Bullard, Vice President -- General Counsel and Secretary of Southdown, with full power of substitution (the "Proxy"). The Proxy grants Messrs. Comer and Bullard the right to vote the beneficially owned Medusa Management shares at any regular or special meeting of the shareholders of Medusa at which the Merger Agreement is to be voted upon, in favor of adoption of the Agreement. The Proxy will terminate on the earlier of the date (i) that the Merger Agreement is terminated for any reason other than by Medusa, in the event Medusa's Board of Directors, in good faith, determines that a competing transaction is more favorable to its shareholders in the aggregate and from a financial point of view and written notice of the determination of by Medusa's Board of Directors has been delivered to Southdown by Medusa, and (ii) September 30, 1998, unless such date is modified by Medusa and Southdown under the terms of the Merger Agreement.


Item 5.  Interest in Securities of the Issuer

         Pursuant to the Proxy, Southdown has acquired the right to vote in favor of the adoption and approval of the Merger Agreement, and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 979,766 Medusa shares, representing approximately 5.8% of the outstanding shares of Medusa. Southdown disclaims beneficial ownership of the 979,766 shares.

         No transactions in the Common Stock were effected during the past 60 days by Southdown, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4 with respect to the Merger Agreement.

         Copies of the Merger Agreement and the Proxy are attached hereto as Appendices A and B, respectively, and are incorporated herein by reference. Except for the agreements described in response to Item 4, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person, with respect to any securities of Medusa Corporation, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         A. Agreement and Plan of Merger dated as of March 17, 1998 among Medusa Corporation, Southdown, Inc. and Bedrock Merger Corp. and all Exhibits thereto.

         B. Form of Letter Agreement addressed to Southdown, Inc. granting irrevocable proxy.

         C.       List of Officers and Directors of Southdown, Inc.



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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 1998.

                                 Southdown, Inc.


                                By: /s/ Patrick S. Bullard
                                   -------------------------------------
                                Name:  Patrick S. Bullard
                                Title: Vice President -- General Counsel
                                           and Secretary




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                                   APPENDIX A

                         LIST OF OFFICERS AND DIRECTORS
                               OF SOUTHDOWN, INC.


OFFICER OR DIRECTOR                    POSITION
-------------------                    --------
Clarence C. Comer                 Director, President and Chief Executive
                                  Officer

J. Bruce Tompkins                 Director, Executive Vice President and Chief
                                  Operating Officer

Eugene P. Martineau               Executive Vice President -- Concrete
                                  Products Group

Dennis M. Thies                   Executive Vice President -- Chief Financial
                                  Officer

Patrick S. Bullard                Vice President -- General Counsel and
                                  Secretary

Stephen B. Miley                  Vice President -- Sales

Thomas E. Daman                   Vice President and Treasurer

Allan B. Korsakov                 Vice President and Corporate Controller

K.L. Huger, Jr.                   Director

Robert G. Potter                  Director

Frank J. Ryan                     Director

Whitson Sadler                    Director

Robert J. Slater                  Director

David J. Tippeconnic              Director

Ronald N. Tutor                   Director

V.H. Van Horn III                 Director

Steven B. Wolitzer                Director


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                                  EXHIBIT INDEX


         A. Agreement and Plan of Merger dated as of March 17, 1998 among Medusa Corporation, Southdown, Inc. and Bedrock Merger Corp. and all Exhibits thereto.

         B. Form of Letter Agreement addressed to Southdown, Inc. granting irrevocable proxy.

         C.       List of Officers and Directors of Southdown, Inc.